Exhibit 99.1

Mercedes-Benz USA Achieves Digital Success with Perion’s Innovative SORT™
Technology

Perion’s SORT™ technology perfectly achieved leading brands needs for a solution that protects user privacy, while outperforming traditional third-party cookies and contextual targeting click-through rate (CTR) by 58%

NEW YORK – September 21, 2022 – Perion Network Ltd. (Nasdaq & TASE: PERI), a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – search, social media and display / video / CTV advertising, today announced the results of a digital advertising campaign for Mercedes-Benz USA (MBUSA), a vehicle automotive brand responsible for the distribution, marketing and customer service for all Mercedes-Benz products in the United States.

"We are thrilled by the validation of SORT™ by a global icon like MBUSA. Mercedes is part of huge trend of leading advertisers who recognize that consumer increasingly favor brands that protect their privacy,” said Doron Gerstel, CEO of Perion. “We will continue and invest to lead this trend by providing privacy first targeting technology and superior performance results."

“As a digitally innovative brand, Mercedes-Benz USA is always looking for unique creative experiences and first-to-market technologies to take our campaigns to the next level,” said Ashley Epperson, Media Supervisor at Mercedes-Benz USA. “Utilizing Undertone’s immersive High Impact formats including Live CTV, coupled with their latest privacy-compliant targeting solution, SORT™, we were able to stand out across all screens, reach entirely new audiences and see a 70% increase in brand interactions.”

The goals of the campaign included driving awareness of MBUSA’s CPO vehicles and sales event; educating consumers on the benefits of CPO vehicles; and generating interest in owning CPO vehicles among existing and new customers to deliver intent and action.

To assess the ability of SORT™ to meet MBUSA’s high standards of privacy and performance, it was A/B tested against both third-party cookies and contextual targeting. In both cases, starting in February 2022 and continuing through July, SORT™ outperformed the other tactics by 58% in click-through rates (CTR) - all which generated significant traffic to the CPO landing page. The technology delivered exceptional success with over two-times the delivery against conventional methods while protecting consumer privacy and providing total anonymity by not tracking or storing user data.

As a proprietary AI solution, SORT™ analyzes real-time, cookieless data signals to identify users with shared traits and classify them into a “Smart Group”. The data signals provide information on the user the moment they land on a page. People who share attributes respond similarly to advertisements, allowing Undertone to predict performance and optimize the campaign.

About Perion Network Ltd.

Perion is a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – ad search, social media and display / video / CTV advertising. These channels are brought together by Perion’s intelligent Hub, which integrates the company’s business assets from both sides of the open Web, providing significant benefit to its brands and publisher customers.

For more information, visit Perion's website at www.Perion.com.

About Undertone

Undertone creates memorable ad experiences by thoughtfully orchestrating solutions across video, advanced TV, rich media, and social, to drive unmatched brand lift and audience engagement on virtually every screen, and every device. Their award-winning creative team uses the company’s 20 years of experience, and billions of impressions worth of data to intelligently craft campaigns that can drive full-funnel KPIs while making meaningful connections with the 200MM+ unique users they can reach every month. Undertone brings the art and science of advertising together to intelligently craft campaigns that uplift consumers, brands, and publishers alike. Visit undertone.com to learn more.

About Mercedes-Benz USA

Mercedes-Benz USA (MBUSA), headquartered in Atlanta, is responsible for the distribution, marketing and customer service for all Mercedes-Benz products in the United States. MBUSA offers drivers the most diverse lineup in the luxury segment with model lines ranging from the entry GLA SUV, to the flagship S-Class and the all-electric EQS.

MBUSA is also responsible for Mercedes-Benz Vans products in the U.S. More information on MBUSA and its products can be found at www.mbusa.com and www.mbvans.com.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements, and our preliminary results also constitute forward looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 16, 2022. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Dudi Musler VP Investor Relations +972 54 787 6785 dudim@perion.com